Mail Stop 4561

								May 10, 2006

E. Michael Thoben, III
Chairman, Chief Executive Officer and President
Interlink Electronics, Inc.
546 Glynn Road
Camarillo, CA  93012

Re:	Interlink Electronics, Inc.
  	Preliminary Schedule 14A
      Filed on April 28, 2006
	File No. 0-21858

Dear Mr. Thoben:

      We have limited review of the above-referenced filing to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2:  Reverse Stock Split
1. We note that because you do not intend to reduce the number of authorized shares the reverse split will have the effect of increasing the number of authorized and unissued shares. In this regard, please include a table identifying (a) the number of shares issued and outstanding; (b) the number of shares authorized and reserved; and (c) the number shares authorized and unreserved before and after the reverse split based on at least the lowest and highest proposed ratios of two and five to one.
2. We note from your disclosure in the Form 10-KSB for the period ended December 31, 2004 that there were approximately 1,500 shareholders of record of your common stock as of March 15, 2005. Please tell us as of the most recent date the number of shareholders of record of your common stock you currently have. Clarify whether or not shareholders could be eliminated as a result of the reverse split. If shareholders are eliminated, what is the minimum number of record shareholders that you expect to have following the reverse split?
3. Regarding your references to relisting on the Nasdaq NMS, please ensure that you have provided a balanced discussion by identifying all of the criteria that the company presently does not satisfy. What criteria must be satisfied or what changes must be made to satisfy each of the listing standards that you do not meet currently?
For example, we note that you have not yet filed the required Form 10-K for the year ended December 31, 2005.
4. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the NASD.

	In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities
Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen at 202-
551-3611. If you need further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director






E. Michael Thoben, III
Interlink Electronics, Inc.
May 10, 2006
Page 3